OPERATING AGREEMENT OF A DREAM FOR AMY LLC
A New York Limited Liability Company

TABLE OF CONTENTS

ARTICLE 1: FORMATION AND ORGANIZATION

1.1 Formation
A Dream For Amy, LLC (the "Company") is a limited liability company formed under the New York Limited Liability Company Law (the "Act") pursuant to Articles of Organization filed with the New York Department of State on 11/22/24 (the "Formation Date").

1.2 Name
The name of the Company is "A Dream For Amy, LLC".

1.3 Principal Place of Business
The principal place of business of the Company shall be located at 3112 34th St. Apt. 2F, Astoria, NY, 11106, or such other location as may be determined by the Members from time to time.

1.4 Registered Agent
The registered agent of the Company in New York State is Julia C St. Pierre with an address at 3112 34th St. Apt. 2F, Astoria, NY, 11106.

1.5 Purpose
The purpose of the Company is to engage in any lawful business activity for which limited liability companies may be formed under the Act, including but not limited to raise funds for the film, A Dream For Amy.

1.6 Term
The Company shall continue in existence until dissolved in accordance with the provisions of this Agreement or as required by law.

1.7 Effect of Agreement
This Operating Agreement shall be binding upon the Members, their successors, assigns, heirs, executors, administrators, and legal representatives. The rights and obligations of the Members shall be determined by this Agreement and the Act.

ARTICLE 3: MEMBERS AND MEMBERSHIP INTERESTS

3.1 Initial Members
The initial Members of the Company and their respective Membership Interests are set forth on Schedule A attached hereto and incorporated herein by reference. Schedule A may be amended from time to time to reflect changes in Membership Interests in accordance with this Agreement.

3.2 Limited Liability
Except as otherwise provided by law or expressly provided in this Agreement, no Member shall be liable for the debts, obligations, or liabilities of the Company, including under a judgment, decree, or order of a court.

3.3 No Management Rights for Non-Managing Members
Except as otherwise expressly provided in this Agreement or required by law, Members who are not Managing Members shall not have any right to participate in the management or control of the Company's business and affairs.

3.4 Crowdfunding Investor Rights
Crowdfunding Investors shall have the following specific rights:

(a) Information Rights: The right to receive annual financial statements and such other information as may be required by applicable securities laws or crowdfunding platform requirements.

(b) Communication Rights: The right to receive periodic updates regarding the Company's business operations, financial performance, and material developments.

(c) Inspection Rights: The right to inspect the Company's books and records during normal business hours upon reasonable notice, subject to confidentiality obligations.

(d) Tag-Along Rights: In the event of a proposed Transfer of Membership Interests by the Managing Member representing more than 25% of the Company, Crowdfunding Investors shall have the right to participate in such Transfer on a pro rata basis.

3.5 Voting Rights
Except as otherwise provided in this Agreement or required by law, all decisions requiring Member approval shall be made by Members holding a majority of the Membership Interests. The following matters shall require the approval of Members holding at least sixty-six and two-thirds percent (66⅔%) of the Membership Interests:

(a) Amendment of this Agreement (b) Merger, consolidation, or sale of all or substantially all of the Company's assets (c) Dissolution of the Company (d) Admission of new Managing Members (e) Material changes to the Company's business purpose

ARTICLE 4: CAPITAL CONTRIBUTIONS AND CAPITAL ACCOUNTS

4.1 Initial Capital Contributions
Each Member's initial Capital Contribution is set forth on Schedule A. No Member shall be required to make any additional Capital Contributions without the prior written consent of such Member.

4.2 Additional Capital Contributions
The Company may accept additional Capital Contributions from existing Members or new Members in accordance with the terms of this Agreement. Any additional Capital Contributions shall be reflected in amendments to Schedule A.

4.3 Capital Accounts
A separate Capital Account shall be maintained for each Member in accordance with the following provisions:

(a) Each Member's Capital Account shall initially be equal to the amount of cash and the fair market value of property contributed by such Member to the Company.

(b) Each Member's Capital Account shall be increased by: (i) The amount of any additional Capital Contributions made by such Member; (ii) Such Member's distributive share of Company income and gain; and (iii) The amount of any Company liabilities assumed by such Member.

(c) Each Member's Capital Account shall be decreased by: (i) The amount of cash and the fair market value of property distributed to such Member; (ii) Such Member's distributive share of Company losses and deductions; and (iii) The amount of any liabilities of such Member assumed by the Company.

4.4 No Interest on Capital Contributions
No Member shall be entitled to interest on any Capital Contribution.

4.5 Return of Capital Contributions
No Member shall have the right to demand or receive the return of such Member's Capital Contribution except as expressly provided in this Agreement or upon dissolution and winding up of the Company.

4.6 Crowdfunding Capital Contributions
Capital Contributions made by Crowdfunding Investors shall be subject to the following additional provisions:

(a) Escrow Requirements: All Capital Contributions from Crowdfunding Investors shall be held in escrow until the minimum funding threshold is achieved, as determined by the crowdfunding platform requirements.

(b) Cancellation Rights: Crowdfunding Investors shall have the right to cancel their investment commitment until 48 hours prior to the deadline identified in the crowdfunding materials.

(c) Use of Proceeds: The Company shall use the Capital Contributions from Crowdfunding Investors substantially in accordance with the use of proceeds described in the crowdfunding offering materials.

ARTICLE 5: DISTRIBUTIONS

5.1 Distributions Generally
Subject to the provisions of the Act and this Agreement, distributions of Distributable Cash shall be made to Members at such times and in such amounts as determined by the Managing Member in their sole discretion.

5.2 Limitation on Distributions
No distribution shall be made to any Member if, after giving effect to such distribution:

(a) The Company would not be able to pay its debts as they become due in the ordinary course of business; or (b) The Company's total assets would be less than the sum of its total liabilities.

5.3 Distribution Priorities
Distributions shall be made in the following order of priority:

(a) First, to all Members in proportion to their unreturned Capital Contributions until each Member has received distributions equal to such Member's Capital Contributions;

(b) Thereafter, to all Members in proportion to their respective Membership Interests.

5.4 Tax Distributions
Prior to any other distributions, the Company may make distributions to Members to enable them to pay taxes on their allocable share of Company income. Such tax distributions shall be made pro rata based on each Member's allocable share of taxable income.

5.5 Distributions in Kind
The Managing Member may determine to make distributions in kind rather than in cash, provided that such distributions are made pro rata to all Members based on their respective Membership Interests.

ARTICLE 6: MANAGEMENT AND OPERATIONS

6.1 Management Structure
The Company shall be managed by one or more Managing Members as designated in Schedule A or as subsequently appointed in accordance with this Agreement.

6.2 Authority of Managing Members
The Managing Members shall have full power and authority to manage and control the business and affairs of the Company and to make all decisions affecting the Company, except as otherwise expressly provided in this Agreement or required by law.

6.3 Duties and Standard of Care
Each Managing Member shall owe to the Company and the other Members the duties of loyalty and care. The duty of care shall be limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

6.4 Business Opportunities
The Company renounces any interest or expectancy in, or being offered an opportunity to participate in, any business opportunity that may be presented to any Managing Member or their Affiliates and that may be a business opportunity for such Managing Member or Affiliate.

6.5 Compensation
Managing Members may receive reasonable compensation for services rendered to the Company as determined by the Managing Members, subject to any limitations set forth in this Agreement.

6.6 Delegation of Authority
The Managing Members may delegate any of their rights, powers, and authority to manage and control the business and affairs of the Company to any Person, including officers, employees, agents, and contractors.

6.7 Officers
The Managing Members may appoint officers of the Company and delegate to such officers such authority as the Managing Members deem appropriate. Officers shall serve at the pleasure of the Managing Members.

6.8 Meetings and Actions
Actions by the Managing Members may be taken either at a meeting or by written consent without a meeting. Meetings may be held in person or by telephone, video conference, or other electronic means.

6.9 Crowdfunding Compliance Obligations
The Managing Members shall ensure compliance with all applicable securities laws and regulations relating to the Company's crowdfunding activities, including:

(a) Reporting Requirements: Providing annual reports and such other information as may be required by applicable law or crowdfunding platform requirements to Crowdfunding Investors.

(b) Material Change Notifications: Promptly notifying Crowdfunding Investors of any material changes to the Company's business, financial condition, or results of operations.

(c) Use of Proceeds Reporting: Providing periodic reports on the use of proceeds from crowdfunding investments.

(d) Investor Communications: Maintaining appropriate channels of communication with Crowdfunding Investors and responding to reasonable inquiries.

6.10 Conflicts of Interest
Any Managing Member who has a material financial interest in any transaction or arrangement with the Company shall disclose such interest to the other Members. Such transactions must be fair and reasonable to the Company and approved by disinterested Members.

ARTICLE 7: TRANSFER OF MEMBERSHIP INTERESTS

7.1 General Restrictions
No Member may Transfer all or any portion of such Member's Membership Interest without the prior written consent of the Managing Members, except as otherwise provided in this Agreement.

7.2 Permitted Transfers
Notwithstanding Section 7.1, the following Transfers shall be permitted without the consent of the Managing Members:

(a) Transfers by a Member to such Member's Affiliates; (b) Transfers by will or the laws of descent and distribution; (c) Transfers to a trust for the benefit of the Member or the Member's family members.

7.3 Right of First Refusal
Before any Member may Transfer all or any portion of such Member's Membership Interest to a third party (other than in a Permitted Transfer), the Company and the other Members shall have a right of first refusal to purchase such Membership Interest on the same terms and conditions as offered by the third party.

7.4 Tag-Along Rights
If any Managing Member proposes to Transfer Membership Interests representing more than 25% of the total Membership Interests to a third party, each other Member shall have the right to participate in such Transfer on a pro rata basis.

7.5 Drag-Along Rights
If Members holding more than 75% of the Membership Interests approve a Transfer of all Membership Interests to a third party, all Members shall be required to Transfer their Membership Interests to such third party on the same terms and conditions.

7.6 Transfer Procedures
Any permitted Transfer shall be subject to the following procedures:

(a) The transferring Member shall provide written notice to the Company and all other Members; (b) The Transfer shall be documented by appropriate transfer instruments; (c) Schedule A shall be amended to reflect the Transfer; (d) The transferee shall execute a joinder agreement agreeing to be bound by this Agreement.

7.7 Crowdfunding Transfer Restrictions
Membership Interests held by Crowdfunding Investors shall be subject to the following additional restrictions:

(a) One-Year Holding Period: Crowdfunding Investors may not Transfer their Membership Interests for a period of one year from the date of acquisition, except in cases of death, divorce, or other involuntary transfer.

(b) Limited Transfer Rights: After the one-year holding period, Crowdfunding Investors may only Transfer their Membership Interests to: (i) The Company; (ii) Accredited investors; (iii) Family members; or (iv) In connection with a Transfer of all Membership Interests.

(c) Securities Law Compliance: All Transfers must comply with applicable federal and state securities laws.

ARTICLE 8: ADMISSION OF NEW MEMBERS

8.1 Admission Requirements
New Members may be admitted to the Company only with the consent of the Managing Members and upon such terms and conditions as the Managing Members may determine.

8.2 Admission Procedures
The admission of any new Member shall be subject to the following procedures:

(a) The new Member shall execute a joinder agreement agreeing to be bound by this Agreement; (b) The new Member shall make such Capital Contribution as determined by the Managing Members; (c) Schedule A shall be amended to reflect the admission of the new Member; (d) The new Member shall provide such information and documentation as may be required by the Managing Members.

8.3 Crowdfunding Admissions
The admission of Crowdfunding Investors shall be governed by the terms of the applicable crowdfunding offering and shall be deemed to satisfy the requirements of this Article 8.

ARTICLE 9: WITHDRAWAL AND DISSOLUTION

9.1 Withdrawal of Members
No Member may withdraw from the Company except as provided in this Agreement or with the consent of the Managing Members.

9.2 Events of Dissolution
The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) The consent of Members holding at least sixty-six and two-thirds percent (66⅔%) of the Membership Interests; (b) The entry of a decree of judicial dissolution under the Act; (c) At any time there are no remaining Members; (d) Any other event that causes dissolution under the Act.

9.3 Winding Up
Upon dissolution, the Managing Members (or such other Person as may be designated by the Members) shall wind up the Company's affairs and liquidate its assets. The proceeds of liquidation shall be distributed in the following order:

(a) To creditors of the Company (including Members who are creditors) in satisfaction of Company liabilities; (b) To Members in accordance with their positive Capital Account balances; (c) Any remaining proceeds to Members in proportion to their Membership Interests.

ARTICLE 10: BOOKS AND RECORDS

10.1 Maintenance of Records
The Company shall maintain at its principal place of business the following books and records:

(a) A current list of the full name and last known business or residence address of each Member; (b) A copy of the Articles of Organization and all amendments thereto; (c) Copies of the Company's federal, state, and local income tax returns for the three most recent years; (d) A copy of this Agreement and all amendments thereto; (e) Financial statements of the Company for the three most recent years; (f) The Company's books and records as they relate to the internal affairs of the Company.

10.2 Inspection Rights
Each Member shall have the right, upon reasonable notice and during normal business hours, to inspect and copy the Company's books and records for any purpose reasonably related to such Member's interest as a Member.

10.3 Confidentiality
Members shall maintain the confidentiality of all non-public information obtained through inspection of the Company's books and records.

ARTICLE 11: TAX MATTERS

11.1 Tax Elections
The Company shall be treated as a partnership for federal and state income tax purposes unless the Managing Members elect otherwise.

11.2 Tax Matters Partner
The Managing Member shall serve as the "tax matters partner" (or "partnership representative" under current law) and shall have the authority to make all tax elections and decisions on behalf of the Company.

11.3 Tax Allocations
Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and credit shall be allocated among the Members in proportion to their respective Membership Interests.

11.4 Tax Returns
The Company shall prepare and file all required tax returns. Each Member shall be furnished with such tax information as may be necessary for the preparation of such Member's tax returns.

11.5 Section 754 Election
The Company may, but shall not be required to, make an election under Section 754 of the Internal Revenue Code.

ARTICLE 12: INDEMNIFICATION

12.1 Indemnification of Managing Members
The Company shall indemnify and hold harmless each Managing Member from and against any and all losses, claims, damages, liabilities, costs, and expenses (including reasonable attorneys' fees) arising out of or in connection with such Managing Member's service as a Managing Member, except to the extent such losses result from such Managing Member's gross negligence, willful misconduct, or breach of this Agreement.

12.2 Advancement of Expenses
The Company shall advance expenses incurred by a Managing Member in defending any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking to repay such amounts if it is ultimately determined that indemnification is not appropriate.

12.3 Insurance
The Company may purchase and maintain insurance on behalf of the Managing Members and other Persons against any liability asserted against or incurred by such Persons in their capacity as Managing Members or in any other capacity.

ARTICLE 13: DISPUTE RESOLUTION

13.1 Mediation
Any dispute arising out of or relating to this Agreement shall first be submitted to mediation in accordance with the Commercial Mediation Procedures of the American Arbitration Association.

13.2 Arbitration
If mediation is unsuccessful, any dispute shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be conducted in New York, New York.

13.3 Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles.

ARTICLE 14: GENERAL PROVISIONS

14.1 Amendment
This Agreement may be amended only by the written consent of Members holding at least sixty-six and two-thirds percent (66⅔%) of the Membership Interests.

14.2 Severability
If any provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall continue in full force and effect.

14.3 Entire Agreement
This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements and understandings.

14.4 Counterparts
This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

14.5 Electronic Signatures
This Agreement may be executed by electronic signature, which shall be deemed to have the same legal effect as a handwritten signature.

14.6 Notices
All notices required or permitted under this Agreement shall be in writing and delivered personally, by certified mail, or by electronic mail to the addresses set forth on Schedule A.

14.7 Binding Effect
This Agreement shall be binding upon and inure to the benefit of the Members and their respective successors, assigns, heirs, executors, administrators, and legal representatives.

14.8 Power of Attorney
Each Member hereby irrevocably constitutes and appoints the Managing Members as such Member's true and lawful attorney-in-fact to execute, acknowledge, and file any documents required to be filed by the Company under the Act.

IN WITNESS WHEREOF, the undersigned have executed this Operating Agreement as of the date set forth below.

MANAGING MEMBER:

Julia C St Pierre

Julia C St. Pierre Managing Member

MEMBERS:

Julia C St Pierre

Julia C St. Pierre Member

Date: _____8-7-25_____

SCHEDULE A

MEMBERS AND MEMBERSHIP INTERESTS

Member Name	Address	Capital Contribution	Membership Interest %	Managing Member
Julia St. Pierre	████████	$0.00	100%	Yes

Total Capital Contributions: $0.00 Total Membership Interests: 100%